Exhibit 99.1

TICKETPLUS LTD.

TICKETPLUS LTD.

Consolidated Statements of Financial Position

	As of June 30, 2026 (unaudited)	As of December 31, 2025 (audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,847,174	3,980,838
Trade and other receivables	9,382,389	9,220,336
Inventory	59,324	60,310
Current tax assets	349,234	550,256
Total current assets	13,638,121	13,811,740

Non-current assets
Intangible assets other than goodwill	22,699,474	15,925,873
Property, plant, and equipment	247,538	191,405
Deferred tax assets	649,852	704,895
Total non-current assets	23,596,864	16,822,173
Total assets	37,234,985	30,633,913

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other current financing liabilities	1,758,809	2,743,145
Trade and other payables - third parties	5,591,540	5,097,824
Trade and other payables - related parties (Note 12)	2,954,490	3,203,029
Current payables to related parties	202,169	—
Current provision for employee benefits	127,673	197,366
Provision for income taxes	1,749,121	737,096
Current income tax payable	—	19,045
Total current liabilities	12,383,802	11,997,505

Non-current liabilities
Other non-current financing liabilities	12,955,800	10,437,280
Non-current payables to related parties	2,510,696	2,552,433
Total non-current liabilities	15,466,496	12,989,713
Total liabilities	27,850,298	24,987,218

Shareholders’ equity
Ordinary shares of par value of $0.0001 each; 300,000,000 shares authorized, 10,189,525 shares issued and outstanding as of June 30, 2026 (Note 13)	35,000	—
Class A ordinary shares of par value of $0.0001 each; 250,000,000 shares authorized, 189,525 shares issued and outstanding as of December 31, 2025	—	5,000
Class B ordinary shares of par value of $0.0001 each; 50,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2025	—	30,000
Other reserves	3,258,649	3,258,649
Accumulated other comprehensive income (loss)	(112,901)	109,137
Accumulated earnings	6,203,939	2,243,909
Total shareholders’ equity	9,384,687	5,646,695
Total liabilities and shareholders’ equity	37,234,985	30,633,913

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TICKETPLUS LTD.

Unaudited Consolidated Statements of Profit or Loss

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Revenue from ordinary activities	12,610,867	6,975,493	22,817,405	13,579,219
Cost of revenue	(6,771,647)	(4,280,248)	(11,629,502)	(8,325,592)
Gross profit	5,839,220	2,695,245	11,187,903	5,253,627
Administrative expenses	(2,434,480)	(1,427,746)	(4,569,434)	(2,734,458)
Financial income	70,309	8,329	70,874	8,258
Financial costs	(538,837)	(117,819)	(1,075,167)	(601,342)
Exchange difference, net	(16,118)	(4,982)	(18,540)	(4,529)
Income before tax	2,920,094	1,153,027	5,595,636	1,921,556
Income tax expense	(794,407)	(171,402)	(1,497,065)	(285,647)
Results from continuing operations	2,125,687	981,625	4,098,571	1,635,909

Comprehensive income:
Results from continuing operations	2,125,687	981,625	4,098,571	1,635,909
Other comprehensive income (loss)	21,548	(46,914)	(222,038)	272,006
Total comprehensive income	2,147,235	934,711	3,876,533	1,907,915

Basic and diluted weighted average ordinary shares outstanding	10,189,525	10,189,525	10,189,525	10,189,525
Basic and diluted earnings per ordinary share (Note 13)	0.21	0.10	0.40	0.16

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TICKETPLUS LTD.

Unaudited Consolidated Statements of Shareholders’ Equity

Three and Six months ended June 30, 2025 (capital structure prior to the December 2025 Reorganization):

	Class A Ordinary Shares - Shares	Class A Ordinary Shares - Amount ($)	Class B Ordinary Shares - Shares	Class B Ordinary Shares - Amount ($)	Other Reserves ($)	Accumulated Other Comprehensive Income ($)	Accumulated Earnings ($)	Total Shareholders’ Equity ($)
Balance – December 31, 2024 (audited)	189,525	2,829	10,000,000	149,245	27,552	(386,959)	3,030,105	2,822,772
Net income	—	—	—	—	—	—	657,061	657,061
Other comprehensive income	—	—	—	—	—	318,920	—	318,920
Balance – March 31, 2025 (unaudited)	189,525	2,829	10,000,000	149,245	27,552	(68,039)	3,687,166	3,798,753
Net income	—	—	—	—	—	—	978,848	978,848
Other comprehensive loss	—	—	—	—	—	(46,914)	—	(46,914)
Balance – June 30, 2025 (unaudited)	189,525	2,829	10,000,000	149,245	27,552	(114,953)	4,666,014	4,730,687

Three and Six months ended June 30, 2026:

	Ordinary Shares - Shares	Ordinary Shares - Amount ($)	Other Reserves ($)	Accumulated Other Comprehensive Income ($)	Accumulated Earnings ($)	Total Shareholders’ Equity ($)
Balance – December 31, 2025 (audited)	10,189,525	35,000	3,258,649	109,137	2,243,909	5,646,695
Redesignation of Class A and Class B shares into a single class of ordinary shares (March 16, 2026) (Note 13)	—	—	—	—	—	—
Net income	—	—	—	—	1,971,471	1,971,471
Other comprehensive loss (Note 13)	—	—	—	(243,586)	—	(243,586)
First-time consolidation of Ticketplus LLC: opening net equity (Note 2(b) and Note 13(b))	—	—	—	—	61,459	61,459
Redemption of 55% membership interest in Ticketplus LLC (Note 13)	—	—	—	—	(200,000)	(200,000)
Balance – March 31, 2026 (unaudited)	10,189,525	35,000	3,258,649	(134,449)	4,076,839	7,236,039
Net income	—	—	—	—	2,127,100	2,127,100
Other comprehensive income (Note 13)	—	—	—	21,548	—	21,548
Balance – June 30, 2026 (unaudited)	10,189,525	35,000	3,258,649	(112,901)	6,203,939	9,384,687

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TICKETPLUS LTD.

Unaudited Consolidated Statements of Cash Flows

	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$
Cash flows from operating activities
Income for the period	4,098,571	1,635,909
Charges (credits) to profit or loss that do not involve cash flow:
Depreciation and amortization expenses	2,999,942	2,088,404
Income tax expenses	1,497,065	285,647
Provisions for benefits to employees	(69,692)	6,395
Other	(160,579)	272,006
Increase (decrease) in assets affecting cash flow:
Increase (decrease) in assets	(162,053)	(7,312,054)
Inventory	986	(2,298)
Current tax assets	201,022	202,540
Current non-financial assets	55,043	(17,495)
Increase (decrease) in liabilities affecting cash flow:
Trade and other current payables	245,177	9,432,704
Provision for income taxes	(485,040)	(285,647)
Liabilities by current taxes	(19,045)	3,342
Net cash provided by (used in) operating activities	8,201,397	6,309,453

Cash flows from investing activities:
Purchase of intangibles	(9,748,787)	(5,305,127)
Purchase of property, plant and equipment	(80,889)	(44,051)
Net cash provided by (used in) investing activities	(9,829,676)	(5,349,178)

Cash flows from financing activities:
Proceeds from (repayments of) related party loans, net	(39,569)	(1,952,951)
Proceeds from financial institutions	1,534,184	6,772,781
Net cash provided by (used in) financing activities	1,494,615	4,819,830

Net increase (decrease) in cash	(133,664)	5,780,105
Cash and cash equivalents, beginning of period	3,980,838	2,000,866
Cash and cash equivalents, end of period	3,847,174	7,780,971

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TICKETPLUS LTD.

Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 1. GENERAL INFORMATION

Ticketplus Ltd., an exempted company limited by shares, was incorporated under the laws of the Cayman Islands on December 3, 2025, as a holding company. Its principal operating subsidiary is Ticketplus SpA, a joint stock company incorporated under the laws of Chile on December 29, 2014. Ticketplus Group SpA, a joint stock company, was incorporated under the laws of Chile on April 3, 2018, and became the sole shareholder of Ticketplus SpA. Ticketplus, Inc., a Delaware corporation, was incorporated on January 17, 2023, and is the wholly-owned subsidiary of Ticketplus SpA. Ticketplus Global IP LLC, a Delaware limited liability company, was formed on May 30, 2025, and is the wholly-owned subsidiary of Ticketplus, Inc. Ticketplus LLC, a Delaware limited liability company, was formed on June 5, 2025, and is the wholly-owned subsidiary of Ticketplus, Inc. Ticketplus Ltd. together with its subsidiaries are defined as the “Company”.

The Company operates as a technology company in the live entertainment industry, providing a proprietary, full-stack platform that integrates event discovery, primary ticketing, access control, payments, real-time analytics, and post-event insights.

In December 2025, the Company completed a reorganization of its legal structure (the “Reorganization”) in preparation for its initial public offering, accounted for as a recapitalization among entities under common control. On December 15, 2025, Ticketplus Ltd. acquired all issued and outstanding share capital of Ticketplus Group SpA pursuant to a contribution agreement in which the shareholders of Ticketplus Group SpA became the shareholders of Ticketplus Ltd. and Ticketplus Group SpA became its wholly-owned subsidiary.

These unaudited interim consolidated financial statements include Ticketplus Ltd. and its subsidiaries. Neither Ticketplus, Inc. nor Ticketplus Global IP LLC has any material operations or assets. Ticketplus LLC is consolidated for the first time in 2026 (see Note 2(b)).

NOTE 2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a) Basis of preparation. These unaudited interim consolidated financial statements (these “interim financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board. They do not include all of the information required for a complete set of annual financial statements prepared under IFRS and should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025. These interim financial statements are unaudited. They have been reviewed by the Company’s independent registered public accounting firm. A review of interim financial information is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole; accordingly, no such opinion is expressed.

(b) Accounting policies. The principal accounting policies applied in these interim financial statements are consistent with those applied for the year ended December 31, 2025. Revenue from ticketing technology solutions and live event management services is recognized when control of the promised services is transferred to the customer, in an amount that reflects the consideration to which the Company expects to be entitled. Software development costs are capitalized when the criteria in IAS 38 are met and are amortized on a straight-line basis over their estimated useful life of four years, with the related amortization presented within administrative expenses. Property, plant and equipment is measured at cost less accumulated depreciation. Bank loans are measured at amortized cost and presented net of deferred interest. Cash equivalents comprise short-term, highly liquid instruments that meet the requirements of IAS 7. The financial statements of subsidiaries whose functional currency is not the U.S. dollar are translated as described in (c) below. The following change was applied during the period:

●	First-time consolidation of Ticketplus LLC. Ticketplus LLC was formed on June 5, 2025, and commenced operations in July 2025. It is included in these interim financial statements from January 1, 2026. Amounts for the six months ended June 30, 2025 do not include Ticketplus LLC, which had not commenced operations during that period. Its opening net equity of $61,459, comprising member capital of $150,000 and an accumulated deficit of $88,541, was recognized in accumulated earnings upon first-time consolidation (see Note 13). Ticketplus LLC contributed revenue of $287,542 and net income of $76,634 for the six months ended June 30, 2026, representing 1.3% and 1.9% of the consolidated amounts, respectively. Excluding the effect of this change in the composition of the group, revenue growth for the period would have been 65.9% instead of 68.0%.

(c) Functional and presentation currency. These interim financial statements are presented in U.S. dollars. The financial statements of the Chilean subsidiaries, whose functional currency is the Chilean peso, were translated at the following observed exchange rates (CLP per USD): closing rate 922.21 as of June 30, 2026 (933.42 as of June 30, 2025; 907.13 as of December 31, 2025), average rate 892.47 for the six months ended June 30, 2026 (955.16 for the six months ended June 30, 2025), and average rate 899.64 for the three months ended June 30, 2026 (947.00 for the three months ended June 30, 2025). Amounts for each period presented are translated at the average observed exchange rate for that period; accordingly, amounts for the three-month periods may not sum to the six-month totals. In the unaudited consolidated statements of shareholders’ equity, activity for the three months ended June 30 is derived from year-to-date amounts and may therefore differ from the corresponding amounts presented for the three-month period in the statements of profit or loss.

(d) Seasonality. The Company’s revenue and profits are affected by the concert and live event calendar, with large events concentrated in the second and fourth quarters of the year. As a result, the composition of revenue and of the related cost of revenue varies between interim periods. Interim results are not necessarily indicative of full-year results.

NOTE 3. RISK MANAGEMENT POLICY

The Company is exposed to credit, liquidity, foreign exchange, technological, operational, reputational and compliance risks. Credit risk arises principally from trade and other receivables and from cash and cash equivalents held with banks and other financial intermediaries, and is managed through the assessment of counterparty credit quality and the monitoring of collection. Liquidity risk is managed through the continuous monitoring of projected and actual cash flow and the maintenance of sufficient cash balances and available credit lines. Foreign exchange risk arises from transactions denominated in currencies other than the functional currency of each entity, principally software licenses and technological services, and is managed through the periodic assessment of the net foreign currency position. There have been no material changes to these policies or to the Company’s exposure to these risks during the six months ended June 30, 2026.

NOTE 4. USE OF ESTIMATES

The preparation of these interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. The significant judgements and estimates applied are the useful life of property, plant and equipment and of intangible assets, the recognition of accrued service revenue, the measurement of provisions, the assessment of risks arising from ongoing litigation, and the recoverability of trade and other receivables. Actual results may differ from these estimates. There have been no material changes in the nature of the estimates applied during the six months ended June 30, 2026.

NOTE 5. CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

	As of June 30, 2026	As of December 31, 2025
	$	$
Petty cash	7,549	2,913
Foreign currency cash	19,257	28,095
Cash in bank	593,082	694,528
Financial investments	3,227,286	3,255,302
Total	3,847,174	3,980,838

Financial investments consist of time deposits and mutual fund units of high liquidity that meet the IAS 7 requirements to be classified as cash equivalents.

NOTE 6. TRADE AND OTHER RECEIVABLES, CURRENT

The breakdown of trade and other receivables is as follows:

	As of June 30, 2026	As of December 31, 2025
	$	$
Trade receivables	3,857,281	3,521,980
Other receivables	5,525,108	5,698,356
Total	9,382,389	9,220,336

Trade receivables represent amounts owed by event promoters and white-label partners. Other receivables represent primarily accrued service fees, commissions and collections in process for events held near period-end.

NOTE 7. CURRENT TAX AND DEFERRED TAX ASSETS AND LIABILITIES

As of June 30, 2026 and December 31, 2025, current tax assets were $349,234 and $550,256, respectively, corresponding primarily to monthly provisional tax payments and tax credits. As of the same dates, deferred tax assets were $649,852 and $704,895, respectively, and the provision for income taxes was $1,749,121 and $737,096, respectively; the December 31, 2025 amount being the balance reported in the audited consolidated financial statements for that year. The provision for income taxes is the liability recognized in the statement of financial position at each date and includes the income tax accrued for the six months ended June 30, 2026. It is not the same amount as the income tax expense for the period described below, which is the charge recognized in profit or loss; the two differ as a result of provisional monthly tax payments, the utilization of tax credits, movements in deferred taxes and currency translation.

Income tax expense for the six months ended June 30, 2026 was $1,497,065, representing an effective tax rate of 26.8%. The effective tax rate of 14.9% in the comparable 2025 interim period primarily reflects tax-only monetary correction and other adjustments arising from the determination of taxable income.

NOTE 8. INTANGIBLE ASSETS OTHER THAN GOODWILL

The movement of intangible assets (software) is as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
	$	$
Initial balance	15,925,873	9,592,435
Translate currency	(494,817)	566,486
Additions	10,243,603	12,810,861
Amortization	(2,975,185)	(7,043,909)
Total	22,699,474	15,925,873

Additions correspond to capitalized software development in accordance with IAS 38, developed primarily through the Company’s outsourced development providers. Amortization for the six months ended June 30, 2026 reflects the change in estimated useful life described in Note 2(b). Amortization is recognized on a straight-line basis over an estimated useful life of four years and is presented within administrative expenses.

NOTE 9. PROPERTY, PLANT, AND EQUIPMENT

The movement of property, plant, and equipment is as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
	$	$
Initial balance	191,405	179,939
Translate currency	(5,105)	18,422
Additions	85,995	40,075
Depreciation	(24,757)	(47,031)
Total	247,538	191,405

NOTE 10. OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

As of June 30, 2026, other current financing liabilities of $1,758,809 comprise the current portion of bank loans ($1,723,715), credit card balances ($33,350) and other borrowings ($1,744); other non-current financing liabilities correspond to the non-current portion of bank loans ($12,955,800). Bank loans are presented net of deferred interest under the amortized cost method. As of June 30, 2026 and December 31, 2025, total bank loans carrying amounts were $14,679,515 and $13,180,425, respectively.

Bank borrowings correspond to commercial loans with Chilean banks (Banco Estado, Banco Itau and Banco Santander), denominated in Chilean pesos and Unidades de Fomento (UF), bearing fixed interest rates ranging from 5.18% to 9.93% per annum as of June 30, 2026. In May 2026, the Company entered into a new commercial loan with Banco Santander Chile for CLP 2,500,000,000 (approximately $2.7 million), repayable in 48 monthly installments through June 2030.

NOTE 11. CURRENT PROVISIONS FOR EMPLOYEE BENEFITS

As of June 30, 2026 and December 31, 2025, the current provisions for employee benefits were $127,673 and $197,366, respectively, corresponding to accrued vacation and severance obligations.

NOTE 12. RELATED PARTY TRANSACTIONS

(a) Non-current payables to related parties. As of June 30, 2026 and December 31, 2025, non-current payables to related parties were $2,510,696 and $2,552,433, respectively, consisting of loans from Argentina Real Estate 1 LLC and Te vi SpA, entities beneficially owned by Yethro Dinamarca Santelices, the Company’s director and Chair of the board of directors. These non-trade, unsecured, non-interest-bearing loans represent working capital advances provided in prior periods, and mature on December 31, 2029. No new related party advances were received during the six months ended June 30, 2026; the decrease in the balance primarily reflects currency translation.

(b) Current payables to related parties. As of June 30, 2026, current non-trade payables to related parties were $202,169, of which $200,000 corresponds to the redemption payable to the former 55% member of Ticketplus LLC, recognized in the period against equity and payable in September 2026 (see Note 13). This was a non-cash transaction in the period.

(c) Trade payables with related parties. In the ordinary course of business, the Company engages Ozmo SpA and its wholly owned subsidiary Global Services SpA for software development services. These entities are beneficially owned by Yethro Dinamarca Santelices, the Company’s director and Chair of the board of directors. Transactions are settled as trade payables on standard commercial terms determined on an arm’s length basis. As of June 30, 2026 and December 31, 2025, outstanding trade payables to these entities were $2,954,490 and $3,203,029, respectively, presented within trade and other payables - related parties in the consolidated statements of financial position.

(d) Financial guarantee contract. As of June 30, 2026, Ticketplus SpA was guarantor of a personal mortgage loan extended by Scotiabank Chile to Chien-Fu Chen Chen, the Company’s Chief Executive Officer and director. On July 10, 2026, Ticketplus SpA was released from its obligations under this guarantee. No amounts were ever drawn or paid under the guarantee, and no expected credit loss provision was recognized.

NOTE 13. NET EQUITY

(a) Subscribed and paid-in capital and number of shares. On March 16, 2026, the Company, with the approval of its shareholders, redesignated all of its authorized (issued and unissued) Class A Ordinary Shares and Class B Ordinary Shares into a single class of Ordinary Shares on a one-to-one basis. Following the redesignation, and as of June 30, 2026, the Company had 10,189,525 Ordinary Shares of a single class, par value $0.0001 each, issued and outstanding. The redesignation did not change subscribed and paid-in capital ($35,000). The Company’s authorized share capital is $35,000, divided into 300,000,000 Ordinary Shares and 50,000,000 preferred shares of par value $0.0001 each; no preferred shares are issued and outstanding. Other reserves of $3,258,649 correspond to the common control adjustment arising from the December 2025 Reorganization (see Note 15). The shares issued in the Company’s initial public offering closed after the balance sheet date (see Note 18) and are not reflected in these interim financial statements.

(b) Equity movements of the period. In addition to the results of the period, equity reflects: (i) an other comprehensive loss of $222,038, corresponding to currency translation differences arising on translation of the Company’s Chilean operations from their functional currency into the U.S. dollar presentation currency; (ii) the recognition, upon first-time consolidation of Ticketplus LLC, of its opening net equity of $61,459 in accumulated earnings, comprising member capital of $150,000 and an accumulated deficit of $88,541 (see Note 2(b)); and (iii) the recognition of a $200,000 redemption liability to the former 55% member of Ticketplus LLC, comprising the return of her $150,000 capital contribution and a $50,000 contractual premium, accounted for as an equity transaction and recognized as a non-cash transaction in the period (see Note 12(b)).

(c) Earnings per share. Basic earnings per share is computed by dividing net income attributable to shareholders by the weighted average number of Ordinary Shares outstanding during the period (10,189,525 shares in both periods). Prior to the redesignation described in (a), the outstanding shares comprised 189,525 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares, which shared equally in earnings; the redesignation, effected on a one-to-one basis, had no effect on earnings per share. There were no dilutive instruments outstanding during the periods presented. The 510,092 Ordinary Shares and restricted share units issuable upon conditions related to the completion of the initial public offering were contingently issuable shares whose conditions had not been satisfied as of June 30, 2026; accordingly, they are excluded from basic and diluted earnings per share for the periods presented, and the related amounts will be recognized from the date the offering was completed (see Note 18). Basic and diluted earnings per share were $0.40 for the six months ended June 30, 2026, and $0.16 for the six months ended June 30, 2025, and $0.21 and $0.10 for the three months ended June 30, 2026 and 2025, respectively.

NOTE 14. REVENUE

Revenue from contracts with customers for the six months ended June 30, 2026 and 2025 was $22,817,405 and $13,579,219, respectively, derived from the Company’s ticketing technology solutions and live event management services.

NOTE 15. COMMON CONTROL ADJUSTMENT

The Reorganization described in Note 1 was accounted for as a recapitalization among entities under common control. Accordingly, the assets and liabilities of the entities involved were carried forward at their historical carrying amounts, no goodwill or other fair value adjustment was recognized, and the difference between the consideration and the carrying amount of the net assets acquired was recognized directly in other reserves within equity. There have been no changes in the period to the common control adjustment of $3,258,649 recognized in other reserves as a result of the Reorganization.

NOTE 16. LEGAL PROCEEDINGS

As of June 30, 2026, the Company was not a defendant to any material legal proceedings, investigation or claims, and no provision for legal contingencies was recognized. In the ordinary course of business, the Company is a plaintiff in collection proceedings against certain event promoters. There have been no material changes in the legal proceedings and contingencies of the Company during the six months ended June 30, 2026.

NOTE 17. CONTRACTUAL WARRANTIES AND RESTRICTIONS

Other than the financial guarantee contract described in Note 12(d), the Company has no contractual warranties or restrictions to disclose as of June 30, 2026.

NOTE 18. SUBSEQUENT EVENTS

Initial Public Offering

On August 6, 2026, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, Bancroft Capital, LLC, and Public Ventures, LLC d/b/a MDB Capital, as representatives of the several underwriters named therein (the “Representatives”), in connection with the Company’s initial public offering (the “Offering”) of 1,875,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $8.00 per share (the “Offering Price”), for aggregate gross proceeds of $15,000,000. Pursuant to the Underwriting Agreement, in exchange for the Representatives’ firm commitment to purchase the Ordinary Shares, the Company agreed to sell the Ordinary Shares to the Representatives at a purchase price of $7.44 per share (93% of the public offering price per share). The Company also granted the Representatives a 45-day over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 281,250 Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Ordinary Shares commenced trading on NYSE American under the symbol “TP.” The closing of the Offering took place on August 10, 2026. After deducting underwriting discounts and commissions and the non-accountable expense allowance, the Company received net proceeds of approximately $13,800,000.

The Ordinary Shares were offered and sold pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-296318), as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2026, and declared effective by the SEC on August 6, 2026, and the final prospectus filed with the SEC on August 7, 2026, pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended. The Company intends to use the net proceeds from the Offering for continued development and maintenance of the Company’s platform and related products and services, international expansion and strategic acquisitions, sales and marketing, and working capital and general corporate purposes.

On August 12, 2026, the Representatives exercised the Over-Allotment Option in part to purchase an additional 258,814 Ordinary Shares, generating gross proceeds to the Company of approximately $2.07 million and net proceeds of approximately $1.9 million. The closing of the partial exercise of the Over-Allotment Option took place on the same day. None of the proceeds of the Offering or of the partial exercise of the Over-Allotment Option are reflected in these interim financial statements.

Securities Issuances

On August 10, 2026, the Company issued (i) an aggregate of 55,555 restricted share units to its independent directors and advisors under the Ticketplus Ltd. 2026 Equity Incentive Plan, (ii) 153,846 Ordinary Shares to Joaquín Jadue, the Company’s Chief Financial Officer, for services rendered, and (iii) an aggregate of 300,691 Ordinary Shares to advisors and consultants for services rendered. The issuances were conditioned upon the completion of the Offering and the conditions had not been satisfied as of June 30, 2026 (see Note 13(c)).

Of the 454,537 Ordinary Shares issued, 169,230 were issued in consideration for services rendered to the Company, and the related non-cash share-based payment expense of approximately $1.4 million will be recognized in the second half of 2026, in addition to the expense associated with the restricted share units as they vest. The remaining 285,307 Ordinary Shares were issued in consideration for advisory services rendered in connection with the Offering; the related amount of approximately $2.3 million will be accounted for as a deduction from equity as a cost of the equity transaction and will not affect profit or loss.